# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Xanadu Quantum Technologies Ltd, CIK 0002097163
CUSIP: 98390R102
Title of class of securities: Class B Ordinary Shares
Address of issuer's principal executive offices: 777 Bay Street, Suite 2400, Toronto, Ontario Canada (A6), M5G 2C8
Date of event which requires filing of this statement: 03/26/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001304857

## Reporting persons
- MMCAP International Inc. SPC: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 6,875,000; sole dispositive power 0; shared dispositive power 6,875,000; aggregate amount beneficially owned 6,875,000 (15.9% of the class)
- MM Asset Management Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 6,875,000; sole dispositive power 0; shared dispositive power 68,750,000; aggregate amount beneficially owned 68,750,000 (15.9% of the class)

## Item 1. Issuer
Name of issuer: Xanadu Quantum Technologies Ltd
Address of issuer's principal executive offices: 777 Bay Street, Suite 2400, Toronto, Ontario M5G 2C8 Canada

## Item 2. Person Filing
Name of person filing:
i) MMCAP International Inc. SPC
ii) MM Asset Management Inc.
Address of principal business office or, if none, residence:
i) c/o Mourant Governance Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, P. O. Box 1348, Grand Cayman KY1-1108, Cayman Islands
ii) 161 Bay Street, TD Canada Trust Tower, Suite 2240, Toronto, Ontario M5J 2S1 Canada
Citizenship:
i) Cayman Islands
ii) Ontario, Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 6,875,000
Percent of class: 15.9%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 6,875,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 6,875,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- MMCAP International Inc. SPC: Ulla Vestergaard, Director (04/09/2026)
- MM Asset Management Inc.: Hillel Meltz, President (04/09/2026)